UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO
RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of
Se
ptember
 2026
Commission file
number: 001-38751

Tencent Music Entertainment Group
(Exact Name of Registrant as Specified in Its Charter)

Unit 3, Building D, Kexing Science Park
Kejizhongsan Avenue,
Hi-Tech
Park, Nanshan District
Shenzhen, 518057, the People’s Republic of China
Tel:
+86-755-8601
3388
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or
Form 40-F.
Form
20-F
 ☒    Form
40-F
 ☐

Exhibit Index

Exhibit	Description

99.1	Unaudited Condensed Consolidated Interim Financial Statement

101.INS	Inline XBRL Instance Document—the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document

101.SCH	Inline XBRL Taxonomy Extension Schema with Embedded Linkbase Documents

104	Cover Page Interactive Data File (formatted as inline XBRL and contained in Exhibit 101)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tencent Music Entertainment Group

Date:	September 1, 2026	By:	/s/ Cussion Kar Shun Pang
Name: Cussion Kar Shun Pang
Title: Executive Chairman